                                                                    EXHIBIT 99.1
                                                           [English Translation]


                   CORPORATE DISCLOSURE ON MAJOR DEVELOPMENTS


Approval of the Amended Corporate Reorganization Plan of Korea Thrunet Co.,Ltd.

I. Court Approval Date of the Amended Corporate Reorganization Plan: April 29, 2005

II.  Approving Court: The Bankruptcy Division of the Seoul District Court

III. Summary of the Amended Corporate Reorganization Plan

     1.   Investment Agreement

          a. On February 4, 2005, Korea Thrunet Co.,Ltd. (the "Company") and hanarotelecom incorporated ("Hanaro") entered into an investment agreement (the "Investment Agreement") for Hanato to invest in Thrunet.

          b. Procedures for Hanaro's acquisition of Thrunet shares pursuant to the Investment Agreement: deposit of down payment in escrow, adjustment of reorganization claims, payment of the acquisition price, resolution of interested parties approving a draft amended corporate reorganization plan, approval of the court, issuance of new shares and corporate bonds, repayment of reorganization claims.

          a. Hanaro's investment in the Company will include equity and debt investments.

     2.   Repayment of Reorganization Claims

          a.   Secured Borrowings

               i.   Borrowings from financial institutes and other borrowings

                    1. Principal: The remaining scheduled annual repayment amounts of the principal amount and interests accrued after the commencement of the reorganization proceedings (calculated at 7% per annum), as indicated in the original corporate reorganization plan, are discounted as of April 28, 2005 and the discounted amount will be repaid with first priority.

                    2. Interest accrued after the date of the amended corporate reorganization plan: exempt

               ii.  Accounts Payable

                    1. Principal: The remaining scheduled annual repayment amounts of the principal as indicated in the original corporate reorganization plan are discounted as of April 28, 2005 and the discounted amount will be repaid with first priority.

                    2. Interest accrued after the date of the amended corporate reorganization plan: exempt

          b.   Unsecured Borrowings

               i. Borrowings from financial institutes, other borrowings and accounts payable

                    1. Principal: The remaining scheduled annual repayment amounts of the principal amount and interests accrued after the commencement of the reorganization proceedings (calculated at 2% per annum), as indicated in the original corporate reorganization plan, are discounted as of April 28, 2005 and the discounted amount will be repaid with first priority.

                    2. Interest accrued after the date of the amended corporate reorganization plan: exempt

     3.   Changes in Shareholders' Rights

          a.   Restrictions on Shareholders' Rights

               i. Dividends will not be distributed to shareholders until the completion of the corporate reorganization proceedings.

               ii. During the corporate reorganization proceedings, shareholders' meetings will not be convened and shareholders cannot exercise their rights as shareholders.

          b.   Capital Reduction by Reverse Stock Split

               i. Capital Reduction without Compensation: 7,815 fractional shares resulted from the 40:1 reverse stock split will be cancelled without compensation.

               ii. Reverse Stock Split: All shares (except the above shares to be cancelled) will be combined in the ratio of 2:1.

     4.   Issuance of New Shares
          The Company will issue, and Hanaro will acquire, the Company's registered common shares pursuant to the Investment Agreement and the Amended Corporate Reorganization Plan.

          a. Shares to be Issued: 99,240,000 shares of common stock in registered form
          b.   Par Value: KRW 2,500
          c.   Price per share: KRW 2,500
          d.   Increase in Paid-in Capital: KRW 248,100 million
          e.   Method: All new shares will be issued to Hanaro
          f. Transfer Restriction: 50% of the acquired shares (49,620,000 shares) cannot be transferred for one year from the issuance date and will be deposited with the Korea Securities Depository.


     5.   Issuance of Corporate Bonds
          The Company will issue, and Hanaro will acquire, the Company's corporate bonds through a private placement pursuant to the Investment Agreement and the Amended Corporate Reorganization Plan.

          a.   Type of Bonds: Unsecured Corporate Bonds
          b.   Total Amount:KRW 223,209 million
          c.   Maturity: 5 years from the issuance date